Exhibit 1.3

ADO Properties S.A.

Luxembourg

Announcement pursuant to Section 14 para. 3 sentence 1 no. 2 of the German Securities

Acquisitions and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.

Grand Duchy of Luxembourg, February 7, 2020

As of today, the offer document regarding the voluntary public takeover offer (exchange offer) of ADO Properties S.A., Senningerberg, Grand Duchy of Luxembourg (“ADO Properties”), to the shareholders of ADLER Real Estate Aktiengesellschaft, Berlin, Germany (“ADLER”), for the acquisition of the outstanding no-par value bearer shares in ADLER (ISIN DE0005008007) as well as a non-binding English convenience translation of the offer document are available free of charge at BNP Paribas Securities Services S.C.A., Zweigniederlassung Frankfurt, Europa-Allee 12, 60327 Frankfurt am Main, Germany and can be requested by fax to +49 69 1520 5277 or by email to frankfurt.gct.operations@bnpparibas.com (by providing a complete address or email address).

The offer document regarding the voluntary public takeover offer as well as its non-binding English convenience translation are available on ADO Properties’ website at https://www.ado.properties/ under Investor Relations.

Important information

This announcement is neither an offer to purchase nor a solicitation to purchase ADO Properties or ADLER shares. The terms and conditions of the public takeover offer, as well as further provisions concerning the public takeover offer, are published in the offer document which publication has been permitted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Investors and holders of ADLER shares are strongly recommended to read the offer document and all other documents in connection with the Offer as they contain important information.

Subject to the exceptions described in the offer document and any exceptions granted by the relevant regulatory authorities, an Offer is not being made directly or indirectly, in or into those jurisdictions where to do so would constitute a violation pursuant to the laws of such jurisdiction.

The ADO Properties shares that are intended to be transferred to ADLER shareholders as consideration (“Offer Shares”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (“Securities Act”), or under any of the applicable securities laws of any state, district or other jurisdiction of the United States of America. The Offer Shares may not be offered, sold or delivered, directly or indirectly, to ADLER shareholders located in the United States of America (“U.S. Shareholders”), or to agents, nominees, trustees, custodians or other persons acting for the account or benefit of U.S. Shareholders, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The Offer Shares will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

The Offer is not subject to the ‘U.S. tender offer rules’ contained in Regulation 14D under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), and is being made with respect to U.S. Shareholders in reliance on exemptions provided by Rule 14d-1(c) under the Exchange Act. As a result, the Offer is made in accordance with the applicable regulatory, disclosure and procedural requirements under German law, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under United States domestic tender offer procedures and law.

Holders of securities in ADLER should be aware that ADO Properties reserves the right, to the extent permissible under applicable law or regulation, and in accordance with German market practice, to purchase, or conclude agreements to purchase, ADLER shares, directly or indirectly, outside of the scope of the Offer, before, during or after the acceptance or further acceptance period. This applies to other securities that are directly convertible into, exchangeable for, or exercisable for ADLER shares. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

The transaction described in this announcement involves the securities of Luxembourg and German companies. Information distributed in connection with the transaction is subject to the disclosure requirements of the Federal Republic of Germany, which are different from those of the United States. The financial information included or incorporated by reference in the offer document has been prepared in accordance with accounting standards in Luxembourg or Germany, as applicable, that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since ADO Properties and ADLER are each located in a non-U.S. jurisdiction and their respective officers and board members are residents of non-U.S. jurisdictions. Holders of securities in ADO Properties and ADLER may not be able to rely on having recourse to provisions for the protection of investors in any jurisdiction other than the provisions of Luxembourg or Germany, as applicable. Holders of securities in ADO Properties and ADLER may not be able to sue ADO Properties, ADLER or their respective officers and board members in court in Luxembourg or Germany, as applicable, for violations of the U.S. securities laws. It may be difficult to compel ADO Properties, ADLER or any of their respective affiliates to subject themselves to a U.S. court’s judgment.

If any announcements contain forward-looking statements, such statements do not represent facts and are characterized by the words ‘will’, ‘expect’, ‘believe’, ‘estimate’, ‘intend’, ‘contemplate’, ‘aim’, ‘assume’ or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADO Properties and the persons acting together with ADO Properties. Such forward-looking statements are based on current plans, estimates and forecasts which ADO Properties and the persons acting together with ADO Properties have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADO Properties or the persons acting together with ADO Properties. It should be kept in mind that the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.

Grand Duchy of Luxembourg, February 7, 2020

ADO Properties S.A.

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